Exhibit 5.2

Letterhead of Sullivan & Cromwell LLP

June 25, 2012

TCF Financial Corporation,
     200 East Lake Street,
           Wayzata, Minnesota 55391.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 6,900,000 depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, liquidation preference of $25,000 per share (the “Preferred Shares”) of TCF Financial Corporation (the “Company”), and evidenced by a depositary receipt (the “Depositary Receipt”), to be issued pursuant to the Deposit Agreement, dated as of June 25, 2012 (the “Deposit Agreement”), among the Company, Computershare Trust Company, N.A. and Computershare Inc., jointly as depositary (the “Depositary”), and the holder from time to time of the Depositary Receipt, we, as special counsel for the Company, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, upon due issuance by the Depositary of the Depositary Receipt evidencing the Depositary Shares against the deposit of the Preferred Shares in accordance with the provisions of the Deposit Agreement and payment therefor in accordance with the Underwriting Agreement, dated June 18, 2012, between the Company and the several Underwriters named therein, the Depositary Shares will have been duly and validly issued and the Depositary Receipt will entitle the person in whose name the Depositary Receipt is registered to the rights specified therein and in the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the laws of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.  In rendering the foregoing opinion, we have assumed that the Company has been duly incorporated and is an existing corporation in good standing under the laws of the state of Delaware.  We have also assumed that the Deposit Agreement has been duly authorized, executed and delivered by the parties thereto and that the Deposit Agreement constitutes a valid and legally binding obligation of the Depositary enforceable in accordance with its terms.

We have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Preferred Shares have been deposited with the Depositary in accordance with the Deposit Agreement, that the certificate evidencing the Depositary Receipt conforms to the specimen thereof examined by us, that the certificate evidencing the Depositary Receipt has been duly executed and delivered by one of the Depositary’s authorized officers and, if executed in facsimile by the Depositary, has been duly signed by a registrar of the Depositary Receipt, that the Preferred Shares have been duly registered by the registrar and transfer agent of the Preferred Shares, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Depositary Shares and to the reference to us under the heading “Legal Matters” in the prospectus supplement relating to the Depositary Shares.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP